Exhibit 99.3

BIOLASE, INC.

4 Cromwell

Irvine, California 92618

October 31, 2019

Schuler Family Foundation

c/o Crabtree Partners, LLC

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

Attn: Jack Schuler

Oracle Investment Management, Inc.

262 Harbor Drive

Stamford, CT 06902

Attn: Larry Feinberg

RE:	Series E Preferred Stock Financing

Gentlemen:

Reference is made to that certain Securities Purchase Agreement (the “Purchase Agreement”), by and among BIOLASE, Inc. (the “Company” or “we”), the Schuler Family Foundation (the “Foundation”), and Oracle Partners, LP, Oracle Institutional Partners, LP and Oracle Ten Fund, LP (collectively with the Foundation, the “Investors”) pursuant to which the Investors purchased in the aggregate 69,565 shares of Series E Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), at a per share price of $57.50 in a private placement.

Under the Purchase Agreement, the shares of Series E Preferred Stock will not convert into shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), unless and until a majority of the outstanding shares of Common Stock present in person or represented by proxy at a stockholders’ meeting approves such corporate actions as are necessary to permit a conversion of the Series E Preferred Stock into Common Stock, including approving an amendment to the Company’s charter to increase the number of authorized shares of Common Stock and satisfying Nasdaq requirements with respect to the issuance of Common Stock upon conversion of the Series E Preferred Stock (the “Requisite Stockholder Approval”). As such, the shares of Series E Preferred Stock are not currently convertible by the Investors into shares of Common Stock. Upon obtaining the Requisite Stockholder Approval and filing the related certificate of amendment to the Company’s charter with the Secretary of State of the State of Delaware, the shares of Series E Preferred Stock will automatically convert into the requisite number of shares of Common Stock in accordance with the terms of the Purchase Agreement and the Certificate of Designations for the Series E Preferred Stock.

This letter is to advise you, as an Investor, that in accordance with the Company’s initiatives to reduce expenses and desire to act as efficiently as possible in its corporate actions from an expense perspective, the Company does not currently intend to hold a stockholders’ meeting in advance of the next regularly scheduled annual meeting of stockholders to be held in 2020. The Company’s last annual meeting of stockholders was held on May 15, 2019 and, while the next annual meeting of stockholders has not yet been scheduled, we would not expect it to be held prior to May 2020. In any event, for planning purposes, please note that we will in no event hold any meeting of stockholders, whether to obtain the Requisite Stockholder Approval or for any other purposes, prior to January 1, 2020.

Very truly yours,

BIOLASE, INC.

By:	/s/ John R. Beaver
	Name:	John R. Beaver
	Title:	EVP & CFO